United States securities and exchange commission logo





                             June 11, 2021

       Daniel Jones
       Chief Executive Officer
       SeqLL Inc.
       317 New Boston Street, Suite 210
       Woburn, Massachusetts 01801

                                                        Re: SeqLL Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 28, 2021
                                                            File No. 333-254886

       Dear Mr. Jones:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2021 letter.

       Amendment No. 1 to S-1, Filed May 28, 2021

       Cover Page

   1. We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere
indicate that this is a firm commitment, underwritten offering.
                                                        Please advise or
revise.
       Summary
       Overview, page 1

   2. We note your response to our prior comment number 5. Your response letter indicates that future products to be
developed could reveal previously-unknown molecular structures and perform genome
structural analysis, not that any of your products currently have such
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SeqLL Inc.LastNameDaniel Jones
Comapany
June       NameSeqLL Inc.
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         ability. However, your disclosure on pages 1 and 5 indicates these are features of your current technology. Please reconcile these statements, and to the extent your products currently have these features, please revise the disclosure to state how they work.
Our Customers and Collaborators, page 7

3. We note your response to our prior comment number 8 where you state that you have not yet entered into any material agreements with any of these entities as to how your technology will be used by them in the future. Please clarify whether you have any agreements with these customers and collaborators that govern your existing relationship with them, not just future use. If so, please describe and file such agreements or advise.
Risk Factors, page 14

4. We note your response to our prior comment number 9. Please revise page 31 to clarify the percentage that will be held by insiders if an anchor investor insider purchased additional shares in this offering, as indicated on the cover, and the percentage held by insiders in the event that the anchor investors do not purchase any shares.
Critical Accounting Policies and Estimates, page 51
Revenue Recognition, page 52

5. We note your response to comment 13, in which you state that the components of the genetic sequencing process, including consumables, "are not distinct and do not have a stand-alone value to the customer." However, you disclose on pages 52, F-9 and F-25 that
         "[r]evenue from product sales, including customized sequencing instruments and sequencing reagent kits, is recognized generally upon delivery, which is when control of the product is deemed to be transferred." Based on this disclosure, it appears that these
         "product sales" are recognized at a point in time, are distinct, have a stand-alone value and/or represent a separate performance obligation, which appears inconsistent with your response. Please explain the circumstances under which revenue from "product sales" is recorded apart from the generation of specific sample data performance obligations and quantify the materiality thereof or revise your disclosures accordingly.
Executive Compensation, page 78

6. We note your response to our prior comment number 17 and the Outstanding Equity
         Awards at Fiscal Year-End table added to page 82. The table headings include two footnotes that are not explained in the disclosure. Please revise to explain these footnotes and also add the footnote required by Instruction 2 to Item 402(p)(2) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 86

7. We note your response to our prior comment number 20 and the disclosure added to page
         F-28. Please revise the Certain Relationships and Related Party Transactions section of the prospectus to describe the arrangements detailed on page F-28 between the Company and
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June 11, 2021
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      each of these entities associated with William C. St. Laurent.
Financial Statements for the Period Ended March 31, 2021
Note 1 - Nature of Operations and Basis of Presentation
Risks and Uncertainties, page F-23

8. You state "[w]hile to date, the Company has not experienced any significant changes in our business as a result of the COVID -19 pandemic, the extent to which the COVID -
      19 pandemic may in the future materially impact the Company   s financial
condition,
      liquidity or results of operations is uncertain." We note your statement on page 17 that the pandemic has "adversely affected our sales and results of operations during 2020 and the first quarter of 2021." Please revise accordingly to more clearly affirm, if true, that the pandemic has materially adversely affected your financial statements during 2020 and the first quarter of 2021.
       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel Jones
                                                            Division of
Corporation Finance
Comapany NameSeqLL Inc.
                                                            Office of Life
Sciences
June 11, 2021 Page 3
cc:       Eric M. Hellige, Esq.
FirstName LastName